

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2021

Joshua Disbrow
Chief Executive Officer
Aytu BioScience, Inc.
373 Inverness Parkway, Suite 206
Englewood, CO 80112

  Re: Aytu BioScience, Inc.
    Registration Statement on Form S-4
    Filed January 27, 2021
    File No. 333-252450

Dear Mr. Disbrow:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Jason L. Drory at 202-551-8342 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Life Sciences

cc: Anthony W. Epps, Esq.